

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.



शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

06011776

क्रमांक / No. : CO / S & B /

FILE NO. 02.4524
दिनांक / Date :

CO/S&B/PCR/2006/ 8 50   10-03-2006

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/PCR/2006/845 dated the March 10, 2006 addressed to Bombay Stock Exchange Ltd., Mumbai.

2.   Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAR 2 2 2006
THOMSON
FINANCIAL

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.



भारतीय स्टेट बैंक

State Bank of India

Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,	शेअर एवं बांड विभाग	**Shares & Bonds Department**
मध्यवर्ती कार्यालय,	केन्द्रीय कार्यालय,	Central Office,
स्टेट बँक भवन,	स्टेट बैंक भवन,	State Bank Bhavan, Madame Cama Marg,
मादाम कामा मार्ग,	मादाम कामा मार्ग,	Mumbai 400 021.
मुंबई 400 021.	मुंबई 400 021.	फैक्स/Fax: 91-22-2285 5348
		दूरभाष/Telephone: (022) 2288 3888

FILE NO. 82.4524

क्रमांक / No. : CO / S & B /

CO/S&B/PCR/2006/845

दिनांक / Date :

10-03-2006

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
MEDIUM TERM NOTE (MTN) PROGRAMME

In terms of Clause 36 of the Listing Agreement, we advise that Bank had concluded the issue of USD 10 Mio, Floating Rate Notes, for a tenor of 5 years at a coupon of Libor+45bps under the MTN Programme. The bonds will be issued as of 10th March 2006.

Yours faithfully,

General Manager
(Shares & Bonds)





हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.